UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

PROUROCARE MEDICAL INC.

(Name Of Subject Company (Issuer))

Warrants to Purchase Common Stock
(Title of Class of Securities)

74373C 206
(CUSIP Number of Common Stock Underlying Warrants)

Mr. Richard C. Carlson

ProUroCare Medical Inc.

6440 Flying Cloud Drive, Suite 101

Eden Prairie, MN 55344

(952) 476-9093

(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:

Robert K. Ranum, Esq.

Fredrikson & Byron, P.A.

200 South 6th Street, Suite 4000

Minneapolis, Minnesota 55402

Telephone: (612) 492 7000

Facsimile:  (612) 492-7077

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,054,190.50	$170.42

(1)     Estimated for purposes of calculating the amount of the filing fee only.  ProUroCare Medical Inc. (the “Company”) is offering, for a period of thirty (30) business days, to (i) all holders of the Company’s 3,050,000 publicly traded warrants to purchase common stock which were issued on January 12, 2009 and (ii) all holders of the Company’s 3,058,381 unregistered warrants to purchase common stock which were issued on January 12, 2009, to temporarily modify the terms of such warrants so that each warrant holder who tenders warrants during the offering period for early exercise in accordance with the terms of the offer will receive, in addition to the shares of common stock purchased upon such exercise, new three-year warrants to purchase the same number of shares of the Company’s common stock at an exercise price of $1.30 per share.  The transaction valuation is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, as the product of 6,108,381 and $0.50.  The transaction valuation assumes the tender of 6,108,381 warrants by the Company’s warrant holders as a result of this tender offer and was determined by using the average of the high and low prices of the Company’s warrants reported on the OTC Bulletin Board as of September 22, 2009, which was $0.50.

(2)     The amount of filing fee is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, The filing fee equals $55.80 for each $1,000,000 of the value of the transaction, and was calculated as the product of the transaction valuation of $3,054,190.50 multiplied by 0.00005580.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $170.42	Filing Party: ProUroCare Medical Inc.
Form or Registration No.: SC TO-I	Date Filed: September 25, 2009

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2009, by ProUroCare Medical Inc., a Nevada corporation (the “Company”), amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on September 25, 2009,  as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on October 16, 2009 and Amendment No. 2 to the Schedule TO filed with the SEC on October 27, 2009 (as amended and supplemented, the “Schedule TO”). The Schedule TO relates to an offer by the Company to all holders of its 3,050,000 publicly traded warrants to purchase common stock, referred to as the “Public Warrants” and to all holders of its 3,058,381 unregistered warrants to purchase common stock that were issued on January 12, 2009 pursuant to the automatic conversions of convertible debt, referred to as the “Private Warrants.”  The Public Warrants and Private Warrants will be referred to collectively as the “Warrants.”

The Offer was to temporarily modify the terms of such Warrants so that each holder who tendered Warrants during the Offer Period for early exercise would receive, in addition to the shares of common stock purchased upon exercise, new three-year warrants to purchase an equal number of shares of the Company’s common stock at an exercise price of $1.30 per share, upon the terms and conditions set forth in (x) the amended and restated Offer Letter/Prospectus, which is filed as part of Amendment No. 2 to the Company’s Registration Statement on Form S-4 dated October 26, 2009 and is set forth as Exhibit (a)(1)(ix) hereto (the “Offer Letter/Prospectus”) and (y) the related amended and restated Letter of Transmittal (the “Letter of Transmittal”), which is set forth as Exhibit (a)(1)(vii) hereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”). The Offer was not made to those holders who reside in states where an offer, solicitation or sale would be unlawful.

This Amendment to the Schedule TO is filed to report the results of the Offer.

All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Offer Letter/Prospectus. All information contained in the Offer Letter/Prospectus and the Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all applicable items in the Schedule TO as more specifically referenced below, and the items of the Schedule TO set forth below are hereby amended and supplemented as follows:

ITEM 4.  TERMS OF THE TRANSACTION.

(a)           Material Terms.  The Offer expired on November 6, 2009 at 1:00 p.m., Central Time. A total of 949,295 Public Warrants and 295,534 Private Warrants were tendered by Warrant holders and accepted by the Company pursuant to the Offer, representing 20.4% of the total Warrants eligible for participation in the Offer. All tendered Warrants were retired effective as of the expiration of the Offer Period. The Company will promptly deliver 1,244,829 shares of common stock and 1,244,829 Replacement Warrants, along with certificates representing the balance of the unexercised portions of tendered Warrants.

In accordance with the terms of the Offer, Warrants not tendered, or tendered and withdrawn, will remain outstanding, and the original terms of the Warrants, including, but not limited to, the $1.30 per share cash exercise price, shall resume and continue to apply until the Warrants expire by their terms on January 7, 2014.

ITEM 12.  EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(iii)	Press Release dated November 13, 2009 (filed herewith).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROUROCARE MEDICAL INC.

	By	/s/ Richard C. Carlson
Richard C. Carlson
Chief Executive Officer

Dated: November 13, 2009